Exhibit 99.12	News Release Communiqué de Pressee

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Sisi-Nubi Gas Fields Come on Stream in Indonesia
Paris, November 29, 2007 — Total announces that phase 1 of the Sisi-Nubi gas fields offshore East Kalimantan in Indonesia has come on stream. Lying roughly 25 kilometres from the Mahakam Delta in 60 to 90 metres water depths, the two fields are located in the Total-operated Mahakam and Tengah blocks.
This first phase development of Sisi-Nubi includes the installation of three wellhead platforms, a reception facility and a subsea pipeline gathering network, all completed on schedule and within budget. Gas and condensate is then sent to the existing Tunu processing centre. From there gas is then piped to the Bontang LNG plant and condensates to the export terminal at Senipah.
Both fields are characterised by multiple layers of poorly consolidated sands, and the 27 development wells to be drilled to complete phase 1 require advanced drilling techniques. Development drilling started in September 2007 and will enable to reach production plateau of some 350 million cubic feet per day (10 million cubic metres per day) within the next 18 months. Further development phases are foreseen later to extend the plateau period.
Total operates nearly 2.6 billion cubic feet per day of gas production from the Mahakam block. Output will be maintained at this level at least through the early years of the next decade thanks to Sisi-Nubi’s production. The Mahakam block is also a top-tier oil and condensate producer, with output of nearly 90,000 barrels per day.
Total operates the Sisi-Nubi fields with a 47.9% interest, alongside INPEX (47.9%) and Pertamina (4.2%).
Present in Indonesia since 1968, Total is the country’s leading gas producer. Production has grown steadily since 1999, and the Group’s operated production now supplies 80% of the feed gas for the Bontang liquefaction plant from the Mahakam block with the Tambora, Tunu and Peciko gas fields.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com